SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Blackstone Alternative Alpha Fund II

Address of Principal Business Office (No. & Street, City, State, Zip Code):	345 Park Avenue
28th Floor
New York, New York 10154

Telephone Number (including area code):	212-583-5000

Name and address of agent for service of process:	Peter Koffler, Esq.
c/o Blackstone Alternative Asset Management L.P.
345 Park Avenue
New York, New York 10154

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒     No  ☐

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York, on the 15th day of January, 2013.

BLACKSTONE ALTERNATIVE ALPHA FUND II

By:	/s/ Brian F. Gavin
Name:	Brian F. Gavin
Title:	President

ATTEST:

/s/ Stephen Buehler
Name:	Stephen Buehler
Title:	Secretary